UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            ESC MEDICAL SYSTEMS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                  Ordinary Shares, NIS 0.10 par value per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M40868107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Asher B. Edelman                                  Todd J. Emmerman, Esq.
     717 Fifth Avenue                                  c/o Rosenman & Colin LLP
     New York, New York  10022                         575 Madison Avenue
     (212) 371-7711                                    New York, New York  10022
                                                       (212) 940-8873
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 16, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------
CUSIP No. M40868107
--------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Edelman Value Partners, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7   SOLE VOTING POWER

   SHARES
                 ---------------------------------------------------------------
BENEFICIALLY      8   SHARED VOTING POWER

 OWNED BY             623,100 Shares
                 ---------------------------------------------------------------
   EACH           9   SOLE DISPOSITIVE POWER

 REPORTING       ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
  PERSON
                      623,100 Shares
   WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     623,100 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                             |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.39%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------
CUSIP No. M40868107
--------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Edelman Value Fund, Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
       British Virgin Islands
--------------------------------------------------------------------------------
 NUMBER OF        7   SOLE VOTING POWER

   SHARES
                 ---------------------------------------------------------------
BENEFICIALLY      8   SHARED VOTING POWER

 OWNED BY             862,300 Shares
                 ---------------------------------------------------------------
   EACH           9   SOLE DISPOSITIVE POWER

 REPORTING       ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
  PERSON
                      862,300 Shares
   WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     862,300 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.31%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------
CUSIP No. M40868107
--------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     A.B. Edelman Management Company, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

       Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
       New York
--------------------------------------------------------------------------------
 NUMBER OF        7   SOLE VOTING POWER

   SHARES        ---------------------------------------------------------------
                  8   SHARED VOTING POWER
BENEFICIALLY
                      623,100 Shares (comprised of shares owned by
 OWNED BY             Edelman Value Partners, L.P.)
                 ---------------------------------------------------------------
   EACH           9   SOLE DISPOSITIVE POWER

 REPORTING       ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
  PERSON
                      623,100 Shares (comprised of shares owned by
   WITH               Edelman Value Partners, L.P.)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     623,100 Shares (comprised of shares owned by Edelman Value Partners, L.P.)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.39%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------
CUSIP No. M40868107
--------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Asher B. Edelman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

       Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
 NUMBER OF      7   SOLE VOTING POWER

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,485,400 Shares (comprised of shares owned by Edelman Value
 OWNED BY           Partners, L.P. and shares owned by Edelman Value Fund, Ltd.)
               -----------------------------------------------------------------
   EACH         9   SOLE DISPOSITIVE POWER

 REPORTING     -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
  PERSON
                    1,485,400 Shares (comprised of shares owned by Edelman Value
   WITH             Partners, L.P. and shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,485,400 Shares (comprised of shares owned by Edelman Value Partners, L.P. and shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                             |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.71%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------
CUSIP No. M40868107
--------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robin Rodriguez
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

       PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
 NUMBER OF      7   SOLE VOTING POWER
                    53,000 Shares (includes 17,300 shares owned by
   SHARES           Mr. Rodriguez's wife)
               -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER

 OWNED BY           352,500 Shares (comprised of shares owned by Cordell
                    Consultants, Inc. (VA) Money Purchase Plan, Kamikaze
   EACH             Trading LLC and Amalgamated Sludge LLC)
               -----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER

  PERSON            53,000 Shares (includes 17,300 shares owned by
                    Mr. Rodriguez's wife)
   WITH        -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    352,500 Shares (comprised of shares owned by Cordell Consultants, Inc. (VA) Money Purchase Plan, Kamikaze
                    Trading LLC and Amalgamated Sludge LLC)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     405,200 Shares (including shares owned by Cordell Consultants, Inc.
     (VA) Money Purchase Plan, Kamikaze Trading LLC and Amalgamated Sludge LLC)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                             |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.57%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------
CUSIP No. M40868107
--------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Cordell Consultants, Inc. (VA) Money Purchase Plan
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Virginia
--------------------------------------------------------------------------------
 NUMBER OF        7   SOLE VOTING POWER

   SHARES
                 ---------------------------------------------------------------
BENEFICIALLY      8   SHARED VOTING POWER

 OWNED BY             39,600 Shares
                 ---------------------------------------------------------------
   EACH           9   SOLE DISPOSITIVE POWER

 REPORTING       ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
  PERSON
                      39,600 Shares
   WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,600 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                             |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.15%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------
CUSIP No. M40868107
--------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Kamikaze Trading LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Virginia
--------------------------------------------------------------------------------
 NUMBER OF        7   SOLE VOTING POWER

   SHARES
                 ---------------------------------------------------------------
BENEFICIALLY      8   SHARED VOTING POWER

 OWNED BY             157,950 Shares
                 ---------------------------------------------------------------
   EACH           9   SOLE DISPOSITIVE POWER

 REPORTING       ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
  PERSON
                      157,950 Shares
   WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     157,950 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                             |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .61%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------
CUSIP No. M40868107
--------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Amalgamated Sludge LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Nevada
--------------------------------------------------------------------------------
 NUMBER OF        7   SOLE VOTING POWER

   SHARES
                 ---------------------------------------------------------------
BENEFICIALLY      8   SHARED VOTING POWER

 OWNED BY             154,950 Shares
                 ---------------------------------------------------------------
   EACH           9   SOLE DISPOSITIVE POWER

 REPORTING       ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
  PERSON
                      154,950 Shares
   WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     154,950 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                             |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .59%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 3 (the "Amendment") amends the Schedule 13D filed on March 17, 1999 (the "Original Schedule 13D") which was amended by Amendment No. 1 to the Original Schedule 13D filed on March 18, 1999 and Amendment No. 2 to the Original Schedule 13D filed on March 23, 1999, on behalf of (i) Edelman Value Partners, L.P., a Delaware limited partnership ("Edelman Value Partners"),
(ii) Edelman Value Fund, Ltd., a British Virgin Islands corporation ("Edelman Value Fund"), (iii) A.B. Edelman Management Company, Inc., a New York corporation ("Edelman Management"), (iv) Asher B. Edelman, (v) Kamikaze Trading LLC, a Virginia limited liability company ("Kamikaze"), (vi) Amalgamated Sludge LLC, a Nevada limited liability company ("Amalgamated"), (vii) Cordell Consultants, Inc. (VA) Money Purchase Plan, a Virginia corporation ("Cordell"), and (viii) Robin Rodriguez (such entities and individuals are collectively referred to herein as the "Reporting Persons"), with respect to the Ordinary Shares, par value NIS 0.10 per share (the "Shares") of ESC Medical Systems Ltd., a company incorporated in the State of Israel (the "Company"). Capitalized terms herein which are not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.


Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended and restated to read as follows:

            The aggregate amount of funds used to purchase the Shares held by Edelman Value Fund was $4,503,231.50. The source of funds used by Edelman Value Fund to purchase such Shares was working capital.

            The aggregate amount of funds used to purchase the Shares held by Edelman Value Partners was $2,234,046.13. The source of funds used by Edelman Value Partners to purchase such Shares was working capital.

            The aggregate amount of funds used to purchase the Shares held by Cordell was $201,771.50. The source of funds used by Cordell to purchase such Shares was working capital.

            The aggregate amount of funds used to purchase the Shares held by Kamikaze was $818,762.13. The source of funds used by Kamikaze to purchase such Shares was working capital.

            The aggregate amount of funds used to purchase the Shares held by Amalgamated was $794,635.38. The source of funds used by Amalgamated to purchase such shares was working capital.

            The aggregate amount of funds used to purchase the Shares held by Robin Rodriguez (and his wife) was $305,630.63. The source of funds used by Robin Rodriguez (and his wife) to purchase such Shares was personal funds.

            Each such entity and individual possesses a portfolio containing securities other than those of the Company which portfolio may, from time to time, be held in margin accounts at major domestic brokerage firms which may have debit balances, and which may, from time to time, be subject to security interests in favor of major domestic or international lending institutions to secure working capital advances. Since the portfolio securities are comprised of shares other than those of the Company, it is highly impractical to determine the amount, if any, borrowed with respect to the Company shares held in such general accounts or comprising a portion of such collateral.

Item 4. Purpose of Transaction.

            Item 4 is hereby amended as follows:

            On April 16, 1999 Mr. Edelman sent a letter to Dr. Shimon Eckhouse, Chairman of the Board of Directors, President and Chief Executive Officer of the Company. In the letter, which is attached hereto as Exhibit 3, Mr. Edelman proposed a meeting with Dr. Eckhouse to explore the purchase of the Company by the Reporting Persons. In the letter, Mr. Edelman further stated that, subject to a negotiated transaction, due diligence and financing arrangements, he believed that the Reporting Persons would be able to pay a price for the Company which would both maximize shareholder value and include a premium for shareholders.

            The Reporting Persons continue to reserve the right to take any of the other actions with respect to their Shares or the Company set forth in the Original Schedule 13D and any amendments thereto.

Item 5. Interest in Securities of the Issuer.

            Item 5 is hereby amended and restated to read as follows:

            (a) The aggregate percentage of the outstanding Shares of the Company reported owned by each Reporting Person is based upon 26,027,000 Shares of the Company outstanding, based on the weighted average number of Shares outstanding during the period ended December 31, 1998, as reported in the Company's financial report press release for the period ended December 31, 1998.

            As of the close of business on April 15, 1999:

                        (i) Edelman Value Partners owns 623,100 Shares which
            constitute approximately 2.39% of the Shares of the Company outstanding;

                        (ii) Edelman Management owns no Shares of the Company.
            As sole General Partner of Edelman Value Partners, Edelman Management may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 623,100 Shares owned by Edelman Value Partners. Such Shares constitute approximately 2.39% of the Shares of the Company outstanding;

                        (iii) Edelman Value Fund owns 862,300 Shares which
            constitute approximately 3.31% of the Shares of the Company outstanding;

                        (iv) Asher B. Edelman owns no Shares of the Company. As
            the President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners, and as the Investment Manager of Edelman Value Fund, Asher B. Edelman may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of 623,100 Shares of the Company owned by Edelman Value Partners and the 862,300 Shares of the Company owned by Edelman Value Fund. Such Shares, in the aggregate, constitute approximately 5.71% of the Shares of the Company outstanding;

                        (v) Cordell owns 39,600 Shares of the Company which
            constitute approximately 0.15% of the Shares of the Company outstanding;

                        (vi) Kamikaze owns 157,950 Shares of the Company which
            constitute approximately 0.61% of the Shares of the Company outstanding;

                        (vii) Amalgamated owns 154,950 Shares of the Company
            which constitute approximately 0.59% of the Shares of the Company outstanding;

                        (viii) Robin Rodriguez owns 53,000 Shares of the Company
            (including 17,300 Shares held by Mr. Rodriguez's wife) which constitute approximately 0.20% of the Shares of the Company outstanding. In addition, as the Managing Member of Kamikaze, the Managing Member of Amalgamated and the President and sole director of Cordell, Robin Rodriguez may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules to be the beneficial owner of the 157,950 Shares of the Company owned by Kamikaze, the 154,950 Shares of the Company owned by Amalgamated and the 39,600 Shares of the Company owned by Cordell. Such Shares (including those held by Mr. Rodriguez) in the aggregate constitute approximately 1.57% of the Shares of the Company outstanding.

            (b) Edelman Value Partners has the sole power to vote and dispose of the Shares of the Company owned by it, which power is exercisable by Mr. Edelman, as President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners.

            Edelman Value Fund has the sole power to vote and dispose of the Shares of the Company owned by it, which power is exercisable by Mr. Edelman, as Investment Manager.

            Cordell has the sole power to vote and dispose of the Shares of the Company owned by it, which power is exercisable by Mr. Rodriguez as President.

            Kamikaze has the sole power to vote and dispose of the Shares of the Company owned by it, which power is exercisable by Mr. Rodriguez as Managing Member.

            Amalgamated has the sole power to vote and dispose of the Shares of the Company owned by it, which power is exercisable by Mr. Rodriguez as Managing Member.

            Mr. Rodriguez has the sole power to vote and dispose of the Shares of the Company which are owned by him and which are owned by his wife.

            (c) Set forth below is a description of all transactions in Shares of the Company that were effected during the past sixty days by any of the Reporting Persons. All such transactions were effected on the open market.

                                                          Number         Price
      Entity                               Date          Of Shares     per Share
      ------                               ----          ---------     ---------
Edelman Value Fund                        3/1/99          42,000        $5.0938
Edelman Value Partners                    3/1/99          29,000        $5.0938
Cordell                                   3/1/99          29,000        $5.0938
Edelman Value Fund                        3/2/99          35,700        $5.0938
Edelman Value Partners                    3/2/99          24,700        $5.0938
Cordell                                   3/2/99          10,600        $5.0938
Robin Rodriguez                           3/2/99          14,000        $5.0938
Edelman Value Fund                        3/3/99          10,000        $5.1250
Edelman Value Partners                    3/3/99           7,000        $5.1250
Robin Rodriguez                           3/3/99           7,000        $5.1250
Edelman Value Fund                        3/4/99          82,300        $5.3438
Edelman Value Partners                    3/4/99          56,900        $5.3438
Robin Rodriguez                           3/4/99          14,700        $5.3438
Kamikaze                                  3/4/99          42,100        $5.3438
Edelman Value Fund                        3/9/99         204,300        $5.1250
Edelman Value Partners                    3/9/99         141,200        $5.1250
Kamikaze                                  3/9/99         115,850        $5.1250
Amalgamated                               3/9/99          25,250        $5.1250
Edelman Value Fund                        3/10/99        168,000        $5.1250
Edelman Value Partners                    3/10/99        116,000        $5.1250
Amalgamated                               3/10/99        116,000        $5.1250
Edelman Value Fund                        3/11/99        300,000        $5.1563
Edelman Value Partners                    3/11/99        246,300        $5.1563
Amalgamated                               3/11/99         13,700        $5.1563
Edelman Value Fund                        3/17/99         10,000        $6.75
Robin Rodriguez                           3/19/99          1,100        $7.03125
Robin Rodriguez                           3/19/99          5,000        $7.125
Robin Rodriguez                           3/19/99            900        $7.03125
Robin Rodriguez                           3/19/99          2,000        $6.99
Robin Rodriguez                           3/22/99          8,300        $6.75
Edelman Value Fund                        3/31/99         10,000        $6.8125
Edelman Value Partners                    3/31/99          2,000        $6.875



            (d) Not applicable.

            (e) Not applicable.


Item 7. Material to be Filed as Exhibits.

            Item 7 is hereby amended and restated to read as follows:

            Exhibit 1: Agreement Pursuant to Rule 13d-1(k)

            Exhibit 2: Power of Attorney by the Reporting Persons in favor of
                       Scott G. Kasen

            Exhibit 3: Letter, dated April 16, 1999 from Asher B. Edelman to Dr.
                       Shimon Eckhouse.

                                    SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

            Dated: March 23, 1999


                                 /s/ Scott G. Kasen
                                 -----------------------------------------------
                                 Scott G. Kasen, as attorney-in-fact for each of Asher B. Edelman, Edelman Value Partners, L.P., Edelman Value Fund, Ltd., A.B. Edelman Management Company, Inc., Robin Rodriguez, Kamikaze Trading LLC, Amalgamated Sludge
                                 LLC and Cordell Consultants, Inc. (VA) Money
                                 Purchase Plan

                                    EXHIBIT 1

                     AGREEMENT REGARDING JOINT FILING UNDER
                        SECTION 13(d) OF THE EXCHANGE ACT

            FOR VALUE RECEIVED, the undersigned, effective as of March 17, 1999, hereby agree as follows:

            1. Joint Filing Authorization. Each party hereto authorizes ASHER B. EDELMAN to file on their behalf with the Securities & Exchange Commission (the "SEC"), all appropriate exchanges and other appropriate parties, as a joint filing for all of the undersigned parties pursuant to Rule 13d-1(k), a statement of their beneficial ownership of the Ordinary Shares, par value NIS 0.10 per share of ESC MEDICAL SYSTEMS, LTD. (the "Company") on Schedule 13D as promulgated by the SEC, including any pertinent amendments thereto, and including, where applicable, additions or deletions to the group represented by the undersigned.

            2. Power of Attorney.

            (a) Each of Edelman Value Partners, L.P., Edelman Value Fund, Ltd., and A.B. Edelman Company, Inc., individually and in its capacity as General Partner of Edelman Value Partners, L.P., hereby designates and appoints ASHER B. EDELMAN as their attorney-in-fact, to take all actions and to execute all documentation in their stead and on their behalf necessary or prudent to effectuate the joint filings relating to the Company contemplated by this Agreement, until revoked in writing by the party.

            (b) Each of Kamikaze Trading LLC, Amalgamated Sludge LLC and Cordell Consultants, Inc. (VA) Money Purchase Plan hereby designates and appoints ROBIN RODRIGUEZ as their attorney-in-fact, to take all actions and to execute all documentation in their stead and on their behalf necessary or prudent to effectuate the joint filings relating to the Company contemplated by this Agreement, until revoked in writing by the party.

            3. Binding on Heirs, Representatives, Successors and Assigns. This Agreement shall be binding upon the undersigned and their respective heirs, representatives, successors and assigns.

               /s/ Asher B. Edelman
               --------------------------------------------
                   Asher B. Edelman


               EDELMAN VALUE PARTNERS, L.P.,
               a Delaware limited partnership


               By: A.B. Edelman Management Company, Inc., a
                   New York corporation, General Partner


               By: /s/ Asher B. Edelman
                   ----------------------------------------
                   Asher B. Edelman, President

               EDELMAN VALUE FUND, LTD.,
               a British Virgin Islands corporation


               By:  /s/ Asher B. Edelman
                    ---------------------------------------
                    Asher B. Edelman, Investment Manager


               A.B. EDELMAN MANAGEMENT COMPANY, INC.,
               a New York corporation


               By:  /s/ Asher B. Edelman
                    ---------------------------------------
                    Asher B. Edelman, President


               /s/ Robin Rodriguez
               --------------------------------------------
                   Robin Rodriguez


               KAMIKAZE TRADING LLC,
               a Virginia limited liability company


               By:  /s/ Robin Rodriguez
                    ---------------------------------------
                    Robin Rodriguez, Managing Member


               AMALGAMATED SLUDGE LLC ,
               a Nevada limited liability company


               By:  /s/ Robin Rodriguez
                    ---------------------------------------
                    Robin Rodriguez, Managing Member


               CORDELL CONSULTANTS, INC. (VA) MONEY
               PURCHASE PLAN, a Virginia corporation


               By:  /s/ Robin Rodriguez
                    ---------------------------------------
                    Robin Rodriguez, President

                                    EXHIBIT 2

                                POWER OF ATTORNEY

      Each of Edelman Value Partners, L.P., Edelman Value Fund, Ltd., A.B. Edelman Company, Inc., individually and in its capacity as General Partner of Edelman Value Partners, L.P., Asher B. Edelman, Kamikaze Trading LLC, Amalgamated Sludge LLC, Cordell Consultants, Inc. (VA) Money Purchase Plan and Robin Rodriguez hereby designates and appoints SCOTT B. KASEN as their attorney-in-fact, to take all actions and to execute all documentation in their stead and on their behalf necessary or prudent to effectuate any amendments to the Schedule 13D with respect to ESC Medical Systems, Ltd. filed by such entities and individuals, until revoked in writing by such entity or individual.

            This Agreement shall be binding upon the undersigned and their respective heirs, representatives, successors and assigns.


/s/ Asher B. Edelman                      /s/ Robin Rodriguez
------------------------------------      --------------------------------------
Asher B. Edelman                          Robin Rodriguez


EDELMAN VALUE FUND, LTD., a British       KAMIKAZE TRADING LLC, a Virginia
Virgin Islands corporation                limited liability company


By: /s/ Asher B. Edelman                  By: /s/ Robin Rodriguez
    --------------------------------          ----------------------------------
    Asher B. Edelman, Investment Manager      Robin Rodriguez, Managing Member


A.B. EDELMAN MANAGEMENT                   AMALGAMATED SLUDGE LLC , a Nevada
COMPANY, INC., a New York corporation     limited liability company


By: /s/ Asher B. Edelman                  By: /s/ Robin Rodriguez
    --------------------------------          ----------------------------------
    Asher B. Edelman, President               Robin Rodriguez, Managing Member


                                          CORDELL CONSULTANTS, INC. (VA)
                                          MONEY PURCHASE PLAN, a Virginia
                                          corporation


                                          By: /s/ Robin Rodriguez
                                              ----------------------------------
                                              Robin Rodriguez, President

                                    EXHIBIT 3

                        ASHER B. EDELMAN & ASSOCIATES LLC
                                717 Fifth Avenue
                            New York, New York 10022
                     Tel: (212) 371-7711 Fax: (212) 223-0006

Dr. Shimon Eckhouse
ESC Medical Systems

VIA FAX & EMAIL:

                                                      16 April 1999

Dear Dr. Eckhouse:

Upon my arrival in our Geneva Office this morning, I noted with interest your press release of yesterday. I am, indeed, pleased that the company intends to attempt to "... provide maximum shareholder value." It is also of great import that you believe a change of control of ESC Medical should include a payment of a premium to shareholders.

In that light, I propose that we meet to explore the purchase of ESC Medical by my group. Subject to a negotiated transaction to include due diligence and financing arrangements, we believe we would be able to pay a price which will accommodate your wish to provide maximum value to shareholders and include a premium for shareholders.

I am available to discuss this proposal with you at your earliest convenience. I can be reached in my Geneva office today and Monday and starting from next Tuesday in the Paris office. I hope to hear from you on this matter as soon as possible.

Sincerely,


/s/ Asher B. Edelman

Asher B. Edelman

Geneva Office:  Tel: 41-22-310-1630           Paris Office: Tel: 31-1-40073707
                Fax: 41-22-310-1640                         Fax: 33-1-40073702